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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. _______________)





                      COMMODORE APPLIED TECHNOLOGIES, INC.

                                (Name of Issuer)



                     Common Stock, par value $.001 per share

                         (Title of Class of Securities)




                                   202630 10 9
                                 (CUSIP Number)








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                              CUSIP No. 202630 10 9

(1)      Names of Reporting Persons                            Bentley J. Blum

         S.S. or I.R.S. Identification Nos. of Above Persons       ###-##-####

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)   / /          (b)    / /

(3)      SEC Use Only

(4)      Citizenship or Place of Organization                     U.S.A.

              Number of     (5)    Sole Voting Power                   -0-
            Shares Bene-
              ficially      (6)    Shared Voting Power       15,000,000(1)(2)
              Owned by
            Each Report-    (7)    Sole Dispositive Power              -0-
             ing Person
                With        (8)    Shared Dispositive Power  15,000,000(1)(2)


(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         15,000,000(1)

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)        /X/

(11)     Percent of Class Represented by Amount in Row (9) 69.3%(3)


(12)     Type of Reporting Person (See Instructions) IN


-----------------------

(1) Includes 15,000,000 shares of Common Stock of the Issuer owned by Commodore Environmental Services, Inc. ("Commodore"), based upon Mr. Blum's beneficial ownership of 28,224,050 shares and his spouse's ownership of 2,000,000 shares of common stock of Commodore (the "Commodore Common Stock"), representing together 51.8% of the outstanding shares of Commodore Common Stock. As of December 31, 1996, there were 58,299,368 outstanding shares of Commodore Common Stock. Does not include 440,000 shares of Commodore Common Stock owned by Mr. Blum's mother and 395,000 shares of Commodore Common Stock owned by Mr. Blum's father. Mr. Blum disclaims any beneficial interest in the shares of Commodore Common Stock owned by his spouse, mother and father.


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(2)      The Board of Directors of Commodore has the power to direct the vote or to direct the disposition of the 15,000,000 shares of Common Stock of the Issuer owned by Commodore. The Board of Directors of Commodore is currently comprised of five members. Mr. Blum currently serves as Chairman of the Board of Directors of Commodore.

(3) Calculated on the basis of 21,650,000 shares of Common Stock of the Issuer outstanding on December 31, 1996.




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                              CUSIP No. 202630 10 9


(1)      Names of Reporting Persons      Commodore Environmental Services, Inc.

         S.S. or I.R.S. Identification Nos. of Above Persons        87-027-5043

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)   / /          (b)    / /

(3)      SEC Use Only

(4)      Citizenship or Place of Organization             Delaware

                 Number of    (5)      Sole Voting Power                     -0-
               Shares Bene-
                 ficially     (6)      Shared Voting Power            15,000,000
                 Owned by
               Each Report-   (7)      Sole Dispositive Power                -0-
                ing Person
                   With       (8)      Shared Dispositive Power       15,000,000


(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         15,000,000

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)                / /

(11)     Percent of Class Represented by Amount in Row (9) 69.3%(1)

(12)     Type of Reporting Person (See Instructions) CO


-----------------------

(1) Calculated on the basis of 21,650,000 shares of Common Stock of the Issuer outstanding on December 31, 1996.



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ITEM 1(a).            NAME OF ISSUER:

                      COMMODORE APPLIED TECHNOLOGIES, INC.

ITEM 1(b).            ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      150 East 58th Street, Suite 3400
                      New York, New York  10155

ITEM 2(a).            NAME OF PERSON FILING:

                      Bentley J. Blum and Commodore Environmental Services, Inc.

ITEM 2(b).            ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                      150 East 58th Street, Suite 3400
                      New York, New York  10155

ITEM 2(c).            CITIZENSHIP:

                      (i) Bentley J. Blum:  U.S.A.
                      (ii) Commodore Environmental Services, Inc.:  Delaware

ITEM 2(d).            TITLE OF CLASS OF SECURITIES:

                      Common Stock, par value $.001 per share

ITEM 2(e).            CUSIP NUMBER:

                      202630 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), IDENTIFY THE STATUS OF THE PERSON FILING.

                      Not applicable.


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ITEM 4.               Ownership.

I.                    Bentley J. Blum

                      (a) Amount Benefically Owned:  15,000,000(1) shares.

                      (b) Percentage of Class:  69.3%(3)

                      (c) Number of shares as to which such person has:

                      (i)        sole power to vote or to
                                   direct the vote                      -0-

                      (ii)       shared power to vote or to
                                   direct the vote              15,000,000(1)(2)

                      (iii)      sole power to dispose or to
                                   direct the disposition of            -0-

                      (iv)       shared power to dispose or to
                                   direct the disposition of    15,000,000(1)(2)

II.                   Commodore Environmental Services, Inc.

                      (a) Amount Beneficially Owned:  15,000,000 shares.

                      (b) Percentage of Class:  69.3%(3)

                      (c) Number of shares as to which such person has:

                      (i)        sole power to vote or to
                                   direct the vote              15,000,000
                      (ii)       shared power to vote or to
                                   direct the vote                      -0-
                      (iii)      sole power to dispose or to
                                   direct the disposition of    15,000,000
                      (iv)       shared power to dispose or to
                                   direct the disposition of            -0-
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(1)                   Includes 15,000,000 shares of Common Stock of the Issuer
                      owned by Commodore, based upon Mr. Blum's beneficial ownership of 28,224,050 shares and his spouse's ownership of 2,000,000 shares of Commodore Common Stock, representing together 51.8% of the outstanding shares of Commodore Common Stock. As of December 31, 1996, there were 58,299,368 outstanding shares of Commodore Common Stock. Does not include 440,000 shares of Commodore Common Stock owned by Mr. Blum's mother and 395,000 shares of Commodore Common Stock owned by Mr.

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         Blum's father. Mr. Blum disclaims any beneficial interest in the shares of Commodore Common Stock owned by his spouse, mother and father.

(2) The Board of Directors of Commodore has the power to direct the vote or to direct the disposition of the 15,000,000 shares of Common Stock of the Issuer owned by Commodore. The Board of Directors of Commodore is currently comprised of five members. Mr. Blum currently serves as Chairman of the Board of Directors of Commodore.

(3) Calculated on the basis of 21,650,000 shares of Common Stock of the Issuer outstanding as of December 31, 1996.




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ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 31, 1997                    /s/ Bentley J. Blum
                            ---------------------------------------------
                                        Bentley J. Blum


                            COMMODORE ENVIRONMENTAL SERVICES, INC.


January 31, 1997            By: /s/ Bentley J. Blum
                                -------------------
                                 Bentley J. Blum
                                 Chairman of the Board







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